MCM SECURITIES LLC

December 31, 2023

Financial Statements
And
Supplementary Information

With

Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-49496

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 _____ AND ENDING 12/31/2023 _____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **MCM Securities LLC**
_____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

99 Park Avenue - Suite 1560
_____
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael J. Del Giudice	(212) 218-4088	mdelgiudice@mcmsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Frost, PLLC
_____
(Name – If individual, state last, first, and middle name)

425 Capitol Avenue - 3300	Little Rock	AR	72201
(Address)	(City)	(State)	(Zip Code)
12/21/2010	Little Rock	AR	72201
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Michael J. Del Giudice_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MCM Securities LLC _____, as of _February 26,_____, 2024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MICHELE M. MOTTA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MO6072206
Qualified in Bronx County
My Commission Expires April 01, 2026

Signature: _____

Title:
Senior Managing Director _____

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Table of Contents



FROST, PLLC
Certified Public Accountants

<u>**Report of Independent Registered Public Accounting Firm**</u>

The Member
MCM Securities LLC
Troy, New York

<u>**Opinion on the Financial Statements**</u>

We have audited the accompanying statement of financial condition of MCM Securities LLC as of December 31, 2023, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of MCM Securities LLC at December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

<u>**Basis for Opinion**</u>

These financial statements are the responsibility of MCM Securities LLC's management. Our responsibility is to express an opinion on MCM Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to MCM Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audit provides a reasonable basis for our opinion.

Little Rock, Arkansas | Fayetteville, Arkansas | Raleigh, North Carolina | Scottsdale, Arizona
Yuma, Arizona | Denver, Colorado | LaBelle, Florida | Naples, Florida | **www.frostpllc.com**

An Independent Member of the BDO Alliance USA

Supplemental Information

The supplemental information on page 10 has been subjected to audit procedures performed in conjunction with the audit of MCM Securities LLC's financial statements. The supplemental information is the responsibility of MCM Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Frost, PLLC

Independent Registered Public Accounting Firm

We have served as MCM Securities LLC's auditor since 2012.

Little Rock, Arkansas
February 21, 2024

MCM SECURITIES LLC

Statement of Financial Condition

For the Year Ended December 31, 2023

Assets

Cash	$	450,846
Deposit on account		2,850
Prepaid expenses		7,634
Total assets	$	461,330

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	132
Accrued expenses		82,593
Total liabilities		82,725
Member's equity		378,605
Total liabilities and member's equity	$	461,330

The accompanying notes are an integral part of these financial statements.

Statement of Operations

For the Year Ended December 31, 2023

Revenues		
Commission income	$	1,947,500
Net Revenues	$	1,947,500
Operating expenses		
Salary and benefits	$	45,131
Professional fees		67,384
Office supplies and expenses		1,949
Regulatory fees and expenses		9,392
IT Communications		2,606
Broker/dealer expense		7,496
Broker commissions/Sales rebates and discounts		248,531
Occupancy expense		15,564
Insurance		494
Miscellaneous taxes, licenses and permits		859
Total operating expenses		399,406
Net Income	$	1,548,094

The accompanying notes are an integral part of these financial statements.

MCM SECURITIES LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2023

Balance - January 1, 2023	$ 54,761
Contribution from member	14,000
Distributions to member	(1,238,250)
Net income	1,548,094
Balance - December 31, 2023	$ 378,605

The accompanying notes are an integral part of these financial statements.

MCM SECURITIES LLC

Statement of Cash Flows

For the Year Ended December 31, 2023

Cash flows from operating activities	
Net Income	$ 1,548,094
Adjustments to reconcile operating activity to net cash	
provided by operating activities	
Changes in operating assets and liabilities	
Prepaid expenses	(838)
Accounts payable and accrued expenses	60,160
Net cash provided by operating activities	1,607,416
Cash flows from financing activities	
Contribution from member	14,000
Distributions to member	(1,238,250)
Net cash used by financing activities	(1,224,250)
Net increases in cash	383,166
Cash - beginning of year	67,680
Cash - end of year	$ 450,846

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

For the Year Ended December 31, 2023

1. **Nature of Operations**

MCM Securities LLC (the "Company") was organized in September 1996 as a Delaware Limited Liability Corporation, is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company's sole member is Millennium Credit Markets, LLC (the "Parent"). The Company shall continue in existence through December 2050, or until terminated by the member.

The Parent will make capital contributions as needed to enable the Company to meet its obligations and its regulatory capital requirements.

2. **Summary of Significant Accounting Policies**

a.   **Business activities** – The Company's business activities during 2023 consisted of the following: selling private placements of securities, real estate syndicator, providing financial advice to issuers of private placements.

b.   **Income taxes** – The Company is included in the federal income tax returns filed by its sole member, the Parent. The Parent is not a tax paying entity and distributes its pro rata share of income, losses and tax credits to the Company as provided in the operating agreement.

The Company's policy with respect to evaluating uncertain tax positions is based upon whether management believes it is more likely than not the uncertain tax positions will be sustained upon review by the taxing authorities, then the Company shall initially and subsequently measure the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The tax positions must meet the more-likely-than-not recognition threshold with consideration given to the amounts and probabilities of the outcomes that could be realized upon settlement using the facts, circumstances and information at the reporting date. The Company will reflect only the portion of the tax benefit that will be sustained upon resolution of the position and applicable interest on the portion of the tax benefit not recognized. Based upon management's assessment, there are no uncertain tax positions expected to have a material impact on the Company's financial statements.

The income tax position taken by the Company for any years open under the various statutes of limitations is that it continues to be exempt from income taxes by virtue of its pass-through entity status. Management believes this tax position meets the more-likely-than-not threshold and, accordingly, the tax benefit of this income tax position (no income tax expense or liability) has been recognized for the years ended on or before December 31, 2023.

The Parent is no longer subject to U.S. federal and state examinations by tax authorities for years before 2020. The Parent's federal and state tax returns are not currently under examination. The Parent recognizes interest and penalties related to unrecognized tax benefits in income tax expense. During the year ended December 31, 2023, the Parent did not recognize any interest or penalties. The Parent did not have any interest or penalties accrued at December 31, 2023.

2. **Summary of Significant Accounting Policies** (cont.)

    c.   **Use of estimates** – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures about contingent assets and liabilities. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. However, actual results may differ from the estimates and assumptions used in the accompanying financial statements.

    d.   **Revenue recognition** - The Company accounts for revenue under the provisions of ASC Topic 606. The guidance requires the Company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts.

    In general, the Company applies the following steps when recognizing revenue from contracts with customers: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations and (v) recognize revenue when a performance obligation is satisfied.

    Management has determined that in years where commission revenue is settled, it will be recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker all or a portion of a specific transaction.

3. **Related Party Transactions**

    In accordance with an expense support agreement, as amended April 2015 and May 2022, the Parent allocates certain expenses to the Company, including but not limited to salaries and general operating expenses.
Such expenses include all costs that the Company derived direct or indirect benefit for which the Company would be responsible if another entity had not agreed to pay these expenses.

    The Parent incurs certain costs related to both the Parent and the Company. Shared expenses, such as salary, office supplies, rent and other expenses are recorded as incurred in amounts determined according to a reasonable allocation, applied on a consistent basis. The allocation is derived as an attempt to equate the proportional cost of a service or product to the proportional use of or benefit derived from the service or product. All expenses, with the exception of certain professional fees, insurance, broker filing fees, broker commission fees, licenses and permits, are based on allocations from the Parent (this amounted to $61,212 during 2023). In the event the Company incurred expenses on behalf of the Parent, those expenses would be reimbursed by the Parent.

    Substantially all current, prior and futures revenues earned by the Company are derived from transactions controlled by a related party. The related party, indirectly through a series of limited liability companies, owns a majority of the Parent.

4. <u>Net Capital Requirements</u>

   The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital at the greater of 6 2/3% of aggregate indebtedness or $5,000. SEC Rule 15c3-1 also restricts the payments of dividends in certain cases. At December 31, 2023, the Company had net capital, as defined, of $368,121, which was $362,606 in excess of its minimum required net capital of $5,515. The Company's ratio of aggregate indebtedness to net capital was .22 to 1.00 at December 31, 2023.

5. <u>Concentrations of Credit Risk</u>

   The Company maintains it cash balance at one financial institution, which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At various times throughout the year, such balance may exceed insured amounts. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account.

6. <u>Subsequent Events</u>

   The Company evaluated all other events and transactions subsequent to its December 31, 2023 statement of financial condition date and determined there were no significant events to report through February 21, 2024, which is the date the Company issued its financial statements.

**Computation of Net Capital Requirement Under
Rule 15c3-1 of the Securities and Exchange Commission**

For the Year Ended December 31, 2023

Aggregate indebtedness	$	82,725
Minimum required net capital	$	5,515
Net capital		
Member's equity	$	378,605
Deductions:		
Prepaid expenses and deposit on account		10,484
Net capital	$	368,121
Minimum required net capital required to be maintained (the greater of 1/15 of aggregate indebtedness or $5,000)		5,515
Net capital in excess of requirement	$	362,606
Ratio: aggregate indebtedness to net capital		.22 to 1.00

There are no material differences between this computation and the
computation included in the unaudited FOCUS Part II as of December 31, 2023.

* Prepaid expenses and deposit on account are identified on the Company's computation of net capital
as nonallowable assets on Part II of the unaudited FOCUS report.

See report of independent registered public accounting firm.

FROST, PLLC
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

The Member
MCM Securities LLC
Troy, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MCM Securities LLC stated it does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) MCM Securities LLC is filing the Exemption Report relying on Footnote 74 of the Securities and Exchange Commission ("SEC") Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because MCM Securities LLC limits its business activities exclusively to selling private placements of securities and providing financial advice to issuers of private placements, and MCM Securities LLC (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to MCM Securities LLC); (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. MCM Securities LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MCM Securities LLC's statements. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934 and in reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Frost, PLLC

Independent Registered Public Accounting Firm

Little Rock, Arkansas
February 21, 2024

Little Rock, Arkansas | Fayetteville, Arkansas | Raleigh, North Carolina | Scottsdale, Arizona
Yuma, Arizona | Denver, Colorado | LaBelle, Florida | Naples, Florida | **www.frostpllc.com**

An Independent Member of the BDO Alliance USA

Exemption Report

MCM Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company did not claim an exemption from 17 C.F.R.§240.15c3-3 by operating in reliance on Footnote 74 of SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. In order to avail itself of this option, the Firm has represented that it does not, and will not, hold customer funds or securities, and that its business activities are, and will remain, limited to traditional private placement transactions and mergers and acquisitions advisory services.

- The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

I, Michael J. Del Giudice, swear (or affirm) that, to my best knowledge and belief, this Exception Report is true and correct.



By: _____

Title: Senior Managing Director

February 21, 2024